Exhibit 99.5

KPMG LLP

600 de Maisonneuve Blvd West

Suite 1500, Tour KPMG

Montréal (Québec) H3A 0A3

Tel. 514-840-2100

Fax. 514-840-2187

www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Neptune Wellness Solutions Inc.

We consent to the incorporation by reference in the Registration Statements (No. 333-182617 and 333-189884) on Form S-8 of Neptune Wellness Solutions Inc. of our report dated June 10, 2020 with respect to the consolidated statement of financial position as at March 31, 2020, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended March 31, 2020, and the related notes, which report appears in the annual report on Form 40-F of Neptune Wellness Solutions Inc. for the fiscal year ended March 31, 2021, and further consent to the use of such report in such annual report on Form 40-F.

July 15, 2021

Montréal, Canada